

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2022

Craig Shesky
Chief Financial Officer
TMC the metals Co Inc.
595 Howe Street, 10th Floor
Vancouver, British Columbia
V6C 2T5

> **Re: TMC the metals Co Inc.**
> **Amendment No. 1 to Post-Effective Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed May 31, 2022**
> **File No. 333-260126**

Dear Mr. Shesky:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Post-Effective Amendment No. 1 to Form S-1

General

1. We note that your filing incorporates by reference the consent of various experts from those consents provided with the initial S-1 filing, including that of counsel and of various "qualified persons" responsible for portions of your technical reports filed as Exhibit 96.1 and 96.2 on the NORI Property and TOML Mineral Resource, respectively. Considering that this post-effective amendment will have a new date of effectiveness, please revise to provide new consents from all such experts. See Item 601(b)(23) and Item 1302(b)(4)(iv) of Regulation S-K, as well as Securities Act Section 7(a), Securities Act Rule 436 and Securities Act Rule 439.

   Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

            Sincerely,

            Division of Corporation Finance
            Office of Energy & Transportation

cc: Jeffrey Cohan